975 F Street, N.W.

Washington, DC 20004

(202) 463-2400

fax (202) 828-5393

www.seyfarth.com

(202) 828-3568

sjutkowitz@seyfarth.com

(202) 641-9268

February 3, 2010

VIA EDGAR

Edward M. Kelly, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:          India Globalization Capital, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-3
Filed January 8, 2010
File No. 333-163548

Dear Mr. Kelly:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company”) dated January 13, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Exhibit 5.1

Staff Comment 1:  We note the added sentence “This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.”  Since the opinion must speak as of the registration statement’s effective date, please delete the sentence.  Alternatively, file a new opinion immediately before the registration statement’s effectiveness.

1.            Concurrently with this letter, we have filed Pre-Effective Amendment No. 2 to the above referenced filing (the “Amendment”).  Attached as Exhibit 5.1 to the Amendment is a revised opinion deleting the language requested.

On behalf of the Company, we hereby confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in the Registration Statement in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
Mark A. Katzoff, Esq.